Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

For the three and nine months ended September 30, 2021

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In Canadian dollars)

		September 30,	December 31,
As at	Note	2021	2020
Assets
Current assets
Cash		$223,225,032	$2,815,939
Accounts receivable and other		95,984	451,061
Digital assets - held in custody	4	152,244,005	75,505,472
Dgitial assets - lending arrangements	4, 5	111,588,000	-
Digital assets - pledged as collateral	4	-	26,456,199
Deposits and prepaid expenses	3	3,673,851	92,014
		490,826,872	105,320,685
Non-current assets
Plant and equipment	6	53,116,912	32,522,602
Deposits and prepaid expenses	3	107,263,461	7,359,046
Total assets		$651,207,245	$145,202,333

Liabilities and share holders' equity
Current liabilities
Accounts payable and accrued liabilities	7	$11,554,998	$3,890,512
Loans payable and other liabilities	8	10,335,148	25,756,942
		21,890,146	29,647,454
Total liabilities		21,890,146	29,647,454

Share holders' equity
Share capital	9	560,396,059	178,231,290
Shares to be issued		-	398,317
Warrants	9	44,338,026	2,559,484
Contributed surplus	9	9,308,025	4,233,917
Accumulated deficit		(77,081,015)	(115,549,069)
AOCI - Unrealized gain on bitcoin revaluation		92,356,004	45,680,940
Total share holder's equity		629,317,099	115,554,879
Total liabilities and share holders' equity		$651,207,245	$145,202,333

Nature of operations (Note 1)

Approved on behalf of the Board:

“Jaime Leverton”	“Joseph Flinn”
Director & Chief Executive Officer	Director

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In Canadian dollars)

		Three Months Ended		Nine Months Ended
For the periods ended September 30	Note	2021	2020	2021	2020
Revenue	13	$50,340,678	$5,754,732	$115,872,534	$27,724,292
Cost of revenue	14	(21,233,190)	(11,086,138)	(57,641,514)	(45,286,763)
Gross profit (loss)		29,107,488	(5,331,406)	58,231,020	(17,562,471)

General and administrative expenses	15	(10,836,212)	(1,285,974)	(26,171,464)	(3,560,352)
Gain on disposition of digital assets	4	-	198,369	182,213	1,800,984
Revaluation of digital assets		-	5,577,854	-	13,713,962
Operating income (loss)		18,271,276	(841,157)	32,241,769	(5,607,877)

Foreign exchange gain (loss)		(758,582)	508,606	(1,401,976)	(772,714)
Finance expense		(579,151)	(569,620)	(949,042)	(1,916,313)
Finance income		764,888	1,833	2,121,854	6,959
Net income (loss) be fore tax		17,698,431	(900,338)	32,012,605	(8,289,945)

Deferred income tax recovery (expense)		5,675,795	-	6,455,449	-
Net income (loss)		$23,374,226	$(900,338)	$38,468,054	$(8,289,945)

Other comprehensive income (loss)
Items that will not be re classified to net income
Revaluation gain (loss) on digital assets, net of tax	4	44,140,565	-	46,675,064	-
Total comprehensive income (loss)		$67,514,791	$(900,338)	$85,143,118	$(8,289,945)

Net income (loss) per share :
Basic		$0.16	$(0.01)	$0.30	$(0.09)
Diluted		$0.15	$(0.01)	$0.28	$(0.09)
Weighted average number of shares outstanding:
Basic		146,491,754	96,732,232	127,798,882	92,243,948
Diluted		156,041,887	97,048,899	137,349,015	92,560,615

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In Canadian dollars)

	Nine Months Ended
For the periods ended September 30	2021	2020
Cash provided by (use d in):

Operating activities:
Net income (loss)	$38,468,054	$(8,289,945)
Change in non-cash operating items:
Digital assets mined	(109,848,669)	(27,233,929)
Digital assets converted to fiat currency	1,291,060	29,030,097
Depreciation	13,972,268	17,512,599
Gain on sale of digital assets	(182,213)	(1,800,984)
Revaluation of digital assets	-	(13,713,962)
Share based payments	7,325,365	(479,892)
Income tax recovery	(6,455,449)	-
Net finance expense and other	(1,172,812)	(620,002)
Foreign exchange loss	1,401,976	772,714
Accretion expense on lease obligations	18,790	19,556
	(55,181,630)	(4,803,748)
Net change in working capital	2,545,294	3,618,057
Net cash used in operating activities	(52,636,336)	(1,185,691)

Investing activities
Purchase of mining equipment and infrastructure	(34,075,296)	(3,779,746)
Deposits and prepaid expenses	(99,904,415)	(1,672,691)
Net cash provided by (used in) investing activities	(133,979,711)	(5,452,437)

Financing activities
Repayment of loan payable	(25,372,000)	(6,622,303)
Finance draw from loan payable	-	6,615,500
Finance draws from equipment financing	18,068,955	-
Repayment of equipment financing	(8,859,133)	-
Proceeds from issuance of common shares, net of issuance costs	388,169,230	7,719,620
Proceeds from exercise of warrants and options	33,853,061	900
Finance income received	2,025,872	6,959
Finance expense paid	(812,807)	(1,742,464)
Recovery (repayment) of lease obligations	(48,038)	(26,150)
Net cash provided by financing activities	407,025,140	5,952,062

Increase in cash	220,409,093	(686,066)
Cash, beginning of period	2,815,939	2,946,017
Cash, end of period	$223,225,032	$2,259,951

Significant non-cash transactions for the nine months ended September 30, 2021 include:

•	Derecognition of broker warrants upon expiry of $nil (2020 - $1,367,901);

•	Settlement of Accounts Payable in common shares valued at $398,317 (2020 - $nil);

•	Loan payable issued for purchase of mining equipment $18,068,955 (2020 - $nil)

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

(In Canadian dollars)

							Accumulated
							other
	Number of		Shares to be		Contributed	Accumulated	comprehensive
For the nine months ended	shares	Share capital	issued	Warrants	surplus	deficit	income	Total
Balance, December 31, 2020	97,245,223	$178,231,290	$398,317	$2,559,484	$4,233,917	$(115,549,069)	$45,680,940	$115,554,879
Net income	-	-	-	-	-	38,468,054	-	38,468,054
Other comprehensive income	-	-	-	-	-	-	46,675,064	46,675,064
Comprehensive income	-	-	-	-	-	38,468,054	46,675,064	85,143,118
Other equity movements
Shares issued for equity raises	58,682,500	337,772,634	-	50,396,596	-	-	-	388,169,230
Shares issued on vesting of RSU	317,313	985,854	-	-	(985,854)	-	-	-
Shares issued on vesting of DSU	42,500	52,698	-	-	(52,698)	-	-	-
Shares issued on exercise of options	170,639	1,206,681	-	-	(484,151)	-	-	722,530
Shares issued on exercise of warrants	7,538,522	41,748,585	-	(8,618,054)	-	-	-	33,130,531
Shares issued on settlement of accounts payable	380,000	398,317	(398,317)	-	-	-	-	-
Share based payments	-	-	-	-	7,325,367	-	-	7,325,367
Share based payments withholding	-	-	-	-	(728,556)	-	-	(728,556)
Balance, September 30, 2021	164,376,697	$560,396,059	$-	$44,338,026	$9,308,025	$(77,081,015)	$92,356,004	$629,317,099

							Accumulated
							other
	Number of		Shares to be		Contributed	Accumulated	comprehensive
For the nine months ended	shares	Share capital	issued	Warrants	surplus	deficit	income	Total
Balance, December 31, 2019	90,438,009	$170,622,599	$-	$1,367,901	$5,300,480	$(134,589,223)	$-	$42,701,757
Net loss	-	-	-	-	-	(8,289,945)	-	(8,289,945)
Other comprehensive income	-	-	-	-	-	-	-	-
Comprehensive income	-	-	-	-	-	(8,289,945)	-	(8,289,945)
Other equity movements
Shares issued for equity raises	5,750,456	4,731,090	-	2,763,530	-	-	-	7,494,620
Shares issued on exercise of RSU	543,359	1,804,260	-	-	(1,804,260)	-	-	-
Shares issued on exercise of warrants	500	900	-	(229)	229	-	-	900
Share based payments	-	-	-	-	(479,892)	-	-	(479,892)
Share based payments withholding	-	-	-	-	(68,668)	-	-	(68,668)
Expiry of broker warrants	-	-	-	(1,367,901)	1,367,901	-	-	-
Loss on retirement of Bitfury debt	-	-	-	-	(245,922)	-	-	(245,922)
Balance, September 30, 2020	96,732,324	$177,158,849	$-	$2,763,301	$4,069,868	$(142,879,168)	$-	$41,112,850

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

1.	NATURE OF OPERATIONS

Hut 8 Mining Corp. (the “Company” or “Hut 8”) was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2400, 745 Thurlow Street, Vancouver, BC, Canada V6E 0C5 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and The Nasdaq Global Select Market. The Company is in the business of (i) utilizing specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receive Bitcoin in return for successful service and (ii) providing hosting services to institutional clients, for which services the Company receives monthly fees.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and note disclosures normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2020 audited annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors on November 10, 2021.

(b)	Basis of presentation and consolidation

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value. All amounts are presented in Canadian Dollars (“CAD”), unless otherwise stated.

These unaudited interim condensed consolidated financial statements include the financial statements of the Company and all entities in which the Company has a controlling interest. All significant intercompany transactions, balances, income and expenses are eliminated on consolidation.

Certain comparative figures have been restated where necessary to conform with current period presentation.

(c)	Application of IFRS and use of estimates

IFRS does not currently provide specific guidance to address many aspects of the digital currencies business. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Actual results may differ from those estimates.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

3.	DEPOSITS AND PREPAID EXPENSES

The components of deposits and prepaid expenses are as follows:

	September 30,	December 31,
As at	2021	2020
Current
Prepaid insurance	$1,903,648	$92,014
Prepaid electricity(i)	1,413,335	-
Miscelaneous deposits	356,868	-
Total current deposits and prepaid expenses	$3,673,851	$92,014

Non-current
Deposits for equipment purchase(ii)	$75,706,940	$1,205,122
Deposits related to power purchase agreement(iii)	15,000,000	-
Deposits related to operating site development(iv)	9,563,698	-
Deposits related to electricity supply under electricity supply agreement(v)	6,252,735	5,952,735
Land lease deposit	740,088	201,189
Total non-current deposits	$107,263,461	$7,359,046

(i)	Prepaid electricity costs for facility in Drumheller, Alberta.

(ii)	Deposits with respect to various equipment orders with NVIDIA, MicroBT and Dell.

(iii)	Deposit with respect to power purchase agreement with Validus Power Corp (“Validus”).

(iv)	Deposit with respect to development of North Bay, Ontario site.

(v)	Electricity deposits for facility in Medicine Hat, Alberta.

4.	DIGITAL ASSETS – HELD IN CUSTODY

Digital assets solely consist of Bitcoin. The Company’s Bitcoin are either held in custody, loaned out under lending arrangements, or pledged as collateral. The details of the Bitcoin are as follows:

	Amount		Number of digital assets
	September 30,	December 31,	September 30,	December 31,
As at	2021	2020	2021	2020
Digital assets - held in custody	$152,244,005	$75,505,472	2,729	2,045

Digital assets loaned or pledged
Lending arrangements (i)	111,588,000	-	2,000	-
Pledged as collateral (ii)	-	26,456,199	-	716
Total digital assets held, loaned or pledged	$263,832,005	$101,961,671	4,729	2,761

(i)	Bitcoin loaned out under lending arrangements. Please see Note 5.

(ii)	As of December 31, 2020, the Company had pledged 716 Bitcoin as collateral for a loan. This loan has been subsequently repaid in 2021 and all Bitcoin pledged as collateral has been returned to the Company.

During the nine months ended September 30, 2021, the Company traded Bitcoin for cash totaling $1,291,060 (2020 - $29,030,095) with a cost of $1,108,847 (2020 - $27,229,112), which resulted in a realized gain on use of $182,213 (2020 - $1,800,983).

Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As of September 30, 2021, the price of Bitcoin was $55,794 (US$43,791), resulting in a revaluation gain for the nine months ended September 30, 2021, of $46,675,064, net of taxes of $6,455,448. This gain was recorded to other comprehensive income.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

5.	DIGITAL ASSETS – LENDING ARRANGEMENTS

The Company has entered into arrangements with third parties whereby, from time to time, the Company may lend out a portion of its digital assets for a period of time (the “Lending Arrangements”). The third parties must return the same amount and type of digital assets upon expiry of the lending period or upon exercise of a call option by the Company. In return for access to certain of the Company’s digital assets, the third parties must pay a borrow fee to the Company.

As of September 30, 2021, the Company has Lending Arrangements with Genesis Global Capital LLC (“Genesis”) and Galaxy Digital LLC (“Galaxy”). The Lending Arrangements with Genesis and Galaxy are subject to a borrow fee, unsecured, due on demand and repayable in the same amount and type of digital assets. As of September 30, 2021, there are 1,000 Bitcoin (December 31, 2020 - nil) loaned to Genesis and 1,000 Bitcoin (December 31, 2020 – nil) loaned to Galaxy under the Lending Arrangements. The annual borrow fee with respect to the Lending Arrangements ranges from 2.00% - 2.25%. The Lending Arrangement with Galaxy includes a guarantee from an affiliated entity in support of the Lending Arrangement. The Lending Arrangement with Galaxy was amended on September 30, 2021, to extend the term.

As of September 30, 2021, the Company determined the fair value of the digital assets loaned under the Lending Arrangements was $111,588,000 (December 31, 2020 - $nil).

During the three and nine months ended September 30, 2021, the Company recorded borrow fee income of $740,652 (2020 - $nil) and $2,043,771 (2020 - $nil), respectively. Borrow fee income is recognized within finance income on the consolidated statements of operations. As of September 30, 2021, the Company has a borrow fee receivable balance of $95,982 (December 31, 2020 - $nil).

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of September 30, 2021, the Company does not expect a material loss on any of its digital assets subject to Lending Arrangements. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

6.	PLANT AND EQUIPMENT

The changes in the carrying value of plant and equipment are as follows:

			Right-of-use
	Infrastructure	Mining servers	assets(i)	Total
Cost
Balance, January 1, 2020	$32,130,866	$82,403,481	$575,274	$115,109,621
Additions	-	5,810,970	-	5,810,970
Expiration of lease	-	-	(71,440)	(71,440)
Reversal of prior-year impairment	13,155,936	-	-	13,155,936
Balance, December 31, 2020	45,286,802	88,214,451	503,834	134,005,087
Additions	215,948	33,859,348	510,072	34,585,368
Balance, September 30, 2021	$45,502,750	$122,073,799	$1,013,906	$168,590,455

Accumulated Depreciation
Balance, January 1, 2020	$15,058,758	$65,093,519	$74,259	$80,226,536
Depreciation	6,801,080	14,428,573	35,265	21,264,918
Expiration of lease	-	-	(32,973)	(32,973)
Accretion expense	-	-	24,004	24,004
Balance, December 31, 2020	21,859,838	79,522,092	100,555	101,482,485
Depreciation	5,384,947	8,541,465	45,856	13,972,268
Accretion expense	-	-	18,790	18,790
Balance, September 30, 2021	$27,244,785	$88,063,557	$165,201	$115,473,543

Net book value as of
December 31, 2020	$23,426,964	$8,692,359	$403,279	$32,522,602
September 30, 2021	$18,257,965	$34,010,242	$848,705	$53,116,912

(i)	The right-of-use assets (“ROU”) comprise of a 10-year land lease with the City of Medicine Hat, dated June 1, 2018, a 3-year land lease dated May 14, 2020 for its Drumheller facility, and a 28-month sublease for the Toronto head office, dated July 1, 2021. See Note 8 for the related lease liability.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	September 30,	December 31,
As at	2021	2020
Accounts payable	$9,596,958	$3,726,309
Other accrued liabilities	1,958,040	164,203
Total accounts payable and accrued liabilities	$11,554,998	$3,890,512

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

8.	LOANS PAYABLE AND OTHER LIABILITIES

The components of loans payable are as follows:

	September 30,	December 31,
As at	2021	2020
Loans(i)	$9,625,945	$25,464,000
Lease liabilities(ii)	709,203	292,942
Total loans payable and other liabilities	$10,335,148	$25,756,942

Current portion	$10,335,148	$25,756,942
Non-current portion	-	-
Total loans payable and other liabilities	$10,335,148	$25,756,942

(i)	Loans

The Company’s loans as at September 30, 2021, consist of $9,625,945 (December 31, 2020 - $nil) with Foundry Digital LLC (“Foundry”) and $nil (December 31, 2020 - $25,464,000) with Genesis. Details of the Company’s Loans are as follows:

Foundry

On January 22, 2021, the Company finalized an equipment financing loan of up to US$11.8 million with Foundry, a wholly-owned subsidiary of Digital Currency Group, which would be drawn in tranches from the Company. Each tranche of the equipment financing has a 12-month term with an annual interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. During the nine months ended September 30, 2021, the Company has drawn all tranches of the loan, with an aggregate principal amount of $14,448,859 (US$11,728,640). For the nine months ended September 30, 2021, the Company made principal payments totaling $5,214,846 (US$4,173,547), and interest payments of $634,402 (US$508,224). A foreign exchange loss of $391,931 was recognized for the nine months ended September 30, 2021.

Genesis

The Company fully paid off its US$20,000,00 loan with Genesis on February 11, 2021; subsequently all Bitcoin held by Genesis as collateral for the loan were returned to the Company.

(ii)	Lease liability

The lease liability is measured at amortized cost using the effective interest method.

In May 2020, the Drumheller lease expired, resulting in a write-off of its ROU asset and related lease liability. During the three months ended September 30, 2021, the Company renewed the lease for its Drumheller facility and entered into a new lease agreement for its Toronto head office.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

9.	EQUITY

(a)	Common shares

The Company has authorized share capital of an unlimited number of common shares. The changes in share capital are as follows:

	Number of shares	Amount
Balance, January 1, 2020	90,438,009	$170,622,599
Shares issued for RSUs	543,359	1,804,260
Shares issued for exercise of options	33,333	69,176
Shares issued for public offering	5,750,456	5,702,617
Cost of issuance attributed to public offering	-	(971,524)
Shares issued for exercise of warrants	480,066	1,004,162
Balance, December 31, 2020	97,245,223	$178,231,290
Shares issued for services(i)	380,000	398,317
Shares issued for RSUs and DSUs(ii)	359,813	1,038,552
Shares issued for exercise of options	170,639	1,206,681
Shares issued for equity raises	58,682,500	337,772,634
Shares issued for exercise of warrants	7,538,522	41,748,585
Balance, September 30, 2021	164,376,697	$560,396,059

(i)	Shares issued as payment of invoices to key service providers.

(ii)	Shares issued upon vesting of restricted share units (“RSU”) and deferred share units (“DSU”), net of employment tax withholdings.

For the nine months ended September 30, 2021, the Company has completed the following issuance of equity securities:

	Private Placement		Public Bought Deal		Public Offering
Closing date		January 13, 2021		June 15, 2021		September 17, 2021
Gross proceeds		$77.5 million		$115.0 million		$220.2 million
					US$	172.5 million

Common shares issued		15,500,000		23,000,000		20,182,500

Warrants issued		7,750,000		11,500,000		-
Warrants strike price		$6.25		$6.25		-
Warrants term		24 months		24 months		-

Broker warrants issued		930,000		144,000		70,200
Broker warrants strike price		$6.25		$6.25		$10.69
Broker warrants term		24 months		24 months		60 months

Warrant valuation assumptions
Valuation model		Black-Scholes		Black-Scholes		Black-Scholes
Expected life		2 years		2 years		5 years
Risk-free rate		0.16%		0.16%		1.13%
Volatility		136%		136%		120%
Dividend yield		0%		0%		0%

Commissions and fees incurred		$5,336,748		$7,130,218		$12,422,226
Commissions and fees unpaid – as at September 30, 2021	$	nil	$	nil		$311,449

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

(b)	Warrants

The changes in warrants are as follows:

	Number of	Weighted average
	warrants	exercise price
Balance, January 1, 2020	2,882,222	$4.61
Issued	6,095,483	1.78
Exercised	(480,066)	1.67
Expired	(660,000)	5.00
Balance, December 31, 2020	7,837,639	$2.56
Issued(i)	20,394,200	6.28
Exercised(ii)	(7,538,522)	4.39
Balance, September 30, 2021	20,693,317	$5.55

(i)	The warrants issued comprise of 19,250,000 warrants and 1,144,200 broker warrants related to the three equity issuances completed during the nine months ended September 30, 2021.

(ii)	The warrants exercised comprise of 3,054,450 warrants with an exercise price of $6.25, 2,222,222 warrants with an exercise price of $4.50, 2,172,960 warrants with an exercise price of $1.80, and 88,890 warrants with an exercise price of $1.45.

The warrants issued and outstanding as of September 30, 2021 are as follows:

		Weighted average
		remaining contractual
Exercise price	Number	life (months)	Expiry date
$13.64	70,200	60	2026-09-17
$6.25	11,444,000	21	2023-06-15
$6.25	5,825,550	16	2023-01-13
$1.80	3,280,296	3	2021-12-25
$1.45	73,271	9	2022-06-25
$5.55	20,693,317	17

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

(c)	Incentive plan

On March 5, 2018, the Company adopted a Long-Term Incentive Plan (“LTIP”) under which it is authorized to grant stock options, RSUs and DSUs (“Awards”) to officers, directors, employees, and consultants enabling them to acquire common shares of the Company. The LTIP was further amended April 8, 2019, and June 23, 2021. The maximum number of common shares reserved for issuance of Awards that may be granted under the plan is 10% of the issued and outstanding common shares of the Company.

Stock options

Stock option activity is as follows:

	Number of	Weighted average
	options	exercise price
Balance, January 1, 2020	910,000	$4.34
Forfeiture	(115,000)	5.00
Exercised	(33,333)	1.14
Balance, December 31, 2020	761,667	4.38
Granted	60,000	6.57
Forfeiture	(104,361)	1.96
Exercised	(170,639)	4.23
Options outstanding, September 30, 2021	546,667	$5.13
Options exercisable, September 30, 2021	480,000	$5.00

As of September 30, 2021, the Company had the following stock options outstanding:

	Number of	Number of	Weighted	Weighted average
Exercise price -	options	options	average	remaining life
outstanding	outstanding	exercisable	exercise price	(months)
$1.80	6,667	-	$1.80	37
5.00	480,000	480,000	5.00	18
6.57	60,000	-	6.57	115
$5.13	546,667	480,000	$5.00	29

During the nine months ended September 30, 2021, the Company recorded a total of $158,883 (2020 - $289,475) as share-based compensation expense related to stock options. The Company also recorded a reversal of share-based compensation totaling $120,959 due to forfeiture of 104,361 options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. The stock compensation expense was based on the fair value of each stock option on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the nine months ended September 30, 2021: expected life of 10 years, risk-free rate of 1.53%, volatility of 205.80%, and dividend yield of 0%.

RSUs and DSUs

As of September 30, 2021, rights to receive 3,203,920 shares have been granted of which 913,919 vest in 2021, 1,071,666 vest in 2022, 1,071,667 vest in 2023, and 146,667 vest in 2024. Upon vesting, the Company will issue shares from treasury to the employees for no additional consideration. During the three and nine months ended September 30, 2021, the Company recorded a total of $2,586,582 (2020 – $91,195) and $6,793,120 (2020 - $199,841) as share-based compensation expense related to RSUs, respectively, and $141,911 (2020 - $nil) and $598,889 (2020 - $nil) as share-based compensation expense related to DSUs, respectively.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

10.	RELATED PARTY TRANSACTIONS

Key management includes members of the Board of Directors and its corporate officers. The aggregate value of transactions relating to key management personnel and entities over which they have control or significant influence were as follows:

	Nine Months Ended
For the periods ended September 30	2021	2020
Salary, fees, and other short-term benefits (i)	$2,897,822	$387,654
Share based payments	6,497,969	569,896
	$9,395,791	$957,550

(i)	In connection with the issuance of shares related to the RSUs and DSUs granted, during the nine months ended September 30, 2021, the Company incurred payroll tax expense of $1,245,688 (2020 - $nil).

11.	CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity composed of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Fair value measurements:

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

September 30, 2021	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$223,225,032	$-	$-	$223,225,032
Fair value through other comprehensive income
Total digital assets held, loaned or pledged	$-	$263,832,005	$-	$263,832,005

December 31, 2020	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$2,815,938	$-	$-	$2,815,938
Fair value through other comprehensive income
Total digital assets held, loaned or pledged	$-	$101,961,671	$-	$101,961,671

The Company determined that the carrying value of accounts receivable and loan payable approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

Digital assets and risk management

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

As of September 30, 2021, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $26,383,201.

(b)	Financial risk management:

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, digital assets, and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo carries a US$100 million insurance policy backing its digital asset custody services. Hut 8 does not self-custody its Bitcoin.

Hut 8 also faces credit risk associated with the Genesis and Galaxy Bitcoin lending arrangements. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

The Company has a US$50 million open term revolving credit facility with Galaxy which the Company can draw on as an additional source of liquidity. As of September 30, 2021, the facility has an outstanding balance of $nil (December 31, 2021 - $nil).

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company's functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and has loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure as of September 30, 2021 in Canadian dollar terms:

September 30,
As at	2021
Cash	$198,331,293
Accounts receivable	95,982
Deposits and prepaid expenses (current)	117,782
Deposits and prepaid expenses (non-current)	71,774,850
Accounts payable	(1,574,297)
Loans payable	(9,625,945)

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $25,911,966.

13.	REVENUE

The details of our revenue by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2021	2020	2021	2020
Digital assets mined	$47,935,076	$5,264,369	$109,848,669	$27,233,929
Hosting fees	2,405,602	490,363	6,023,865	490,363
Total revenue	$50,340,678	$5,754,732	$115,872,534	$27,724,292

14.	COSTS OF REVENUE

The details of our costs of revenue by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2021	2020	2021	2020
Site operating costs	$(16,040,755)	$(7,540,965)	$(43,669,246)	$(27,774,164)
Depreciation	(5,192,435)	(3,545,173)	(13,972,268)	(17,512,599)
Total cost of revenue	$(21,233,190)	$(11,086,138)	$(57,641,514)	$(45,286,763)

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

15.	GENERAL AND ADMINISTRATIVE EXPENSES

The details of our general and administrative expenses by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2021	2020	2021	2020
Share based payments	$(2,801,224)	$(167,743)	$(7,325,365)	$479,892
Professional fees	(1,791,756)	(343,696)	(5,009,511)	(1,162,226)
General and office	(383,038)	(74,543)	(823,390)	(233,858)
Salary and benefits	(669,574)	(149,542)	(3,207,285)	(521,329)
Insurance expense	(852,551)	(171,232)	(1,679,575)	(502,742)
Investor relations and regulatory	(337,527)	(8,485)	(2,324,305)	(103,366)
Sales tax expense	(4,000,542)	(370,733)	(5,802,033)	(1,516,723)
Total general and administrative expense	$(10,836,212)	$(1,285,974)	$(26,171,464)	$(3,560,352)

16.	SUBSEQUENT EVENTS

On October 27, 2021, the Company entered into a lease agreement with a wholly-owned subsidiary of Validus, in conjunction with the construction of its third mining site, in North Bay, Ontario. The lease agreement commences in January 2022, has a term of five years and gross monthly rent of $250,200.